SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

----------------------------------

FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

FOR THE TRANSITION PERIOD FROM ______ TO ______

COMMISSION FILE NUMBER 0-12345

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

STILLWATER MINING COMPANY
401(K) PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE
ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

STILLWATER MINING COMPANY
536 East Pike Avenue
P.O. Box 1330
Columbus, MT  59019

REQUIRED INFORMATION

1.
Financial statements filed as a part of this annual report: Stillwater Mining Company 401(k) Plan - Financial Statements as of December 31, 2008 and 2007, and for the Year Ended December 31, 2008 (with Report of Independent Registered Public Accounting Firm), including the Statements of Net Assets Available For Benefits as of December 31, 2008 and 2007, the Statement of Changes in Net Assets Available For Benefits for the Year Ended December 31, 2008, and the related Notes to Financial Statements, together with supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008.

2.	Exhibits filed as part of this annual report: Exhibit 23.1 – Consent of Tanner LC, Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

STILLWATER MINING COMPANY 401(K) PLAN

June 26, 2009	/s/ John R. Stark
----------------------------	-------------------------------------------
Date	John R. Stark
Vice President, Human Resources,
Corporate Counsel and Secretary

STILLWATER MINING COMPANY
401(K) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2008 AND 2007
AND FOR THE YEAR ENDED DECEMBER 31, 2008

STILLWATER MINING COMPANY
401(K) PLAN

Table of Contents

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2008	3
Notes to Financial Statements	4-10

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008	11-12

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
Stillwater Mining Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Stillwater Mining Company 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LC

Salt Lake City, Utah
June 25, 2009

STILLWATER MINING COMPANY
401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS
Investments at fair value (see note 3):
Mutual funds and guaranteed interest account	$25,103,039	$36,576,189
Common stock fund	4,996,236	3,596,125
Participant loans	1,338,130	1,341,941
Non-interest bearing cash	5,752	1,937
Total investments	31,443,157	41,516,192

Receivables:
Employer contributions	120,949	119,166
Participant contributions and loan repayments	105,145	109,575
Other	6,114	5,791
Total receivables	232,208	234,532

Total assets	31,675,365	41,750,724

LIABILITIES
Accounts payable	10,810	2,235

NET ASSETS AVAILABLE FOR BENEFITS AT
FAIR VALUE	31,664,555	41,748,489

Adjustment from fair value to contract value for fully benefit-
responsive guaranteed interest account	559,155	185,399

NET ASSETS AVAILABLE FOR BENEFITS	$32,223,710	$41,933,888

See accompanying notes to financial statements.

STILLWATER MINING COMPANY
401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2008

ADDITIONS
Investment Income (Loss)
Net depreciation in fair value of investments (see note 3)	$(11,825,908)
Interest and dividends	238,125
Interest income on participant loans	128,042
Total investment income (loss)	(11,459,741)

Contributions
Participant contributions	2,435,968
Employer contributions of Employer securities	1,502,692
Participant rollovers	385,236
Total contributions	4,323,896

Total additions (reductions)	(7,135,845)

DEDUCTIONS
Distributions and withdrawals	3,414,646
Administrative expenses and other	37,833
Total deductions	3,452,479

Net decrease before net transfers from other Company plan	(10,588,324)

NET TRANSFERS FROM OTHER COMPANY PLAN (see note 1)	878,146

Net decrease	(9,710,178)

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	41,933,888

End of year	$32,223,710

See accompanying notes to financial statements.

STILLWATER MINING COMPANY
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 1 – DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Plan

On June 1, 1993, Stillwater Mining Company (the “Company” or “Employer”) established the Stillwater Mining Company 401(k) Plan (the “Plan”).  The following description of the Plan provides general information only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan, covering all non-union employees of the Company, as defined in the Plan document, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  An employee is eligible to participate in the Plan at the beginning of the month following the employee’s date of hire.

Plan and Trust Administration
The administration of the Plan is the responsibility of the Company.  The assets of the Plan are maintained in a trust fund that is administered under a trust agreement with Investors Bank & Trust Company, which was subsequently acquired by State Street Corporation (the “Trustee”).

Plan Amendments
Effective February 25, 2008, the Plan was amended to change the Plan’s default investment option to the Stillwater Aggressive Blend Fund, the Qualified Default Investment Alternative (QDIA).

Contributions
Each participant has the option to make pre-tax “elective deferral contributions” to the Plan of not less than 1% nor more than 60% of eligible compensation, as defined by the Plan document.  The Company contributes an amount equal to 100% of each participant’s elective deferral contribution, up to 6% of the participant’s compensation, for the contribution period.  The Company matching contribution may be made in Company common stock or cash.  During 2008, all Company matching contributions were made in the form of common stock.  Each participant also has the option to make after-tax contributions to the Plan of not less than 1% nor more than 10% of eligible compensation.

The Company may make annual discretionary profit sharing contributions during each Plan year.  Profit sharing contributions are allocated to participants based on the ratio of each participant’s eligible compensation to the total compensation paid to all eligible participants for the Plan year.  There was no discretionary contribution made during the year ended December 31, 2008.

During 2008, certain participants age 50 and over made catch-up contributions totaling $55,989.

Participant Accounts
Each participant’s account is adjusted for the participant’s contributions and allocations of (a) the Company’s matching contribution, (b) Plan earnings and losses, (c) discretionary contributions by the Company, and (d) an allocation of administrative expenses.  Allocations of Plan earnings and losses are based on individual participant account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

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STILLWATER MINING COMPANY
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

Investment Options
Upon enrollment in the Plan, a participant directs contributions to any investment option offered.  Participants may change their investment options and make transfers between investment options daily.

Vesting
Participants are at all times fully vested in their voluntary contributions plus net actual earnings thereon.  Vesting in Employer contributions is based on years of continuous service.  Participants become 100 percent cliff vested after three years of service.

Participant Loans
Participant loans shall not exceed the lesser of:  (a) $50,000 (reduced by the excess (if any) of the highest outstanding balance of loans during the one year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made); or (b) 50% of the participant’s vested balance.  Participant loans bear an interest rate comparable to the rate charged by commercial lenders in the geographical area for similar loans.  All participant loans must be repaid within five years, unless the loan is utilized by the participant for the purchase of a principal residence, in which case the term of the loan must be repaid over a reasonable period of time, not to exceed ten years.  Interest rates on the participant loans outstanding at December 31, 2008 and 2007 ranged from 5.25% to 10.25%.  Participant loans mature between March 2009 and September 2017.

Payment of Benefits
Upon termination, retirement, or death, participants (or their beneficiaries) may elect to receive an amount equal to the vested value of their account in either a lump-sum amount or in installments determined by the participants or their beneficiaries.  Vested accounts for terminated employees which do not exceed $5,000, but are greater than $1,000, are automatically rolled over into an individual retirement account (IRA).  Accounts which are $1,000 or less are automatically distributed in a lump-sum.

Forfeitures
Forfeitures of terminated participants’ non-vested accounts are retained in the Plan and used first to pay administrative expenses and then to reduce future Company matching contributions.  At December 31, 2008 and 2007, forfeited non-vested accounts totaled $178,344   and $143,165, respectively.  During 2008, $73,761 of Employer matching contributions were forfeited by employees who terminated before those amounts became vested.  Net losses related to forfeited funds in 2008 totaled $18,472.  The amount of forfeitures used to pay administrative expenses in 2008 totaled $20,110.  The amount of forfeitures used to reduce Employer matching contributions in 2008 totaled $0.

Plan to Plan Transfers
Net transfers from the other Company plan consisted of $878,146 of net transfers from the Stillwater Mining Company Bargaining Unit 401(k) Plan for the year ended December 31, 2008. The Stillwater Mining Company Bargaining Unit 401(k) Plan covers union employees of the Company (as defined by the Plan document) and, therefore, transfers to and from this Plan occur when the union membership status of an employee changes.

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STILLWATER MINING COMPANY
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

Significant Accounting Policies

Basis of Accounting
The Plan’s financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties
The Plan invests in various types of investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition
The Plan’s investments in mutual funds and common stock are stated at fair value based on the quoted market value or quoted share price at the end of the year.  Plan investments in blended investment funds are valued based on the quoted market values of the underlying investments at the end of the Plan year, except for the guaranteed interest account included in blended investment funds, which is valued as described below.  The fair value of the guaranteed interest account is calculated by Massachusetts Mutual Life Insurance Company (“MassMutual”), a party-in-interest to the Plan (see note 5). The market value formula MassMutual uses is the same as a serial bond valuation formula for a bond which repays its original principal in installments, pays interest on the outstanding principal, and is being valued in the current interest rate environment.  Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of investments are recorded on a trade date basis.

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STILLWATER MINING COMPANY
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

Dividends are recorded as of the ex-dividend date.  Interest income is recorded on the accrual basis.  The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) of those investments.

Expenses of the Plan
The Company may pay expenses incurred in the administration of the Plan at its discretion.  Substantially all expenses are paid with forfeitures, although some expenses, including, but not limited to, audit fees, legal expenses and other administrative costs, may be paid by the Company.

Payment of Benefits
Benefits are recorded when paid by the Plan.

NOTE 2 – INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2008 and 2007, the Plan held a guaranteed interest account (separately, and as part of blended investment funds), which is a benefit-responsive investment contract with MassMutual, a party-in-interest to the Plan (see note 5).  MassMutual maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The guaranteed interest account issuer is contractually obligated to repay the principal and interest at a specified rate that is guaranteed to the Plan.

As described in Note 1, because the guaranteed interest account is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed interest account.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 3%.  Such interest rates are reviewed on a semi-annual basis for resetting.  The crediting interest rate was 3.2% and 4% as of December 31, 2008 and 2007, respectively.

Certain events may limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Company or other Company events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

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STILLWATER MINING COMPANY
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

The issuer may terminate the guaranteed interest account with the Plan due to a failure of the Plan to comply with the contractual requirements, failure by the Plan to meet the requirements of the Internal Revenue Code, or a termination or partial termination of the Plan.  For termination or partial termination of the Plan, the issuer may terminate at a settlement amount other than the contract value.

Average Yields	2008	2007
Based on actual earnings	3.78%	4.195%
Based on interest rate credited to participants	3.78%	4.195%

NOTE 3 – INVESTMENTS

The following presents the fair values of investments that represent 5% or more of the Plan’s net assets as of December 31:

	2008		2007
	# of shares, units or loans	Fair Value	# of shares, units or loans	Fair Value

Stillwater Unitized Stock Fund
Stillwater Mining Co. Common Stock		$4,805,096		$3,402,414
Interest Bearing Cash		191,140		193,711
	1,446,638	4,996,236	568,672	3,596,125

Mutual Funds*
PIMCO Total Return Fund	390,408	3,958,742	259,216	3,306,074
American Funds Growth Fund of America	131,174	2,649,712	164,529	5,511,303
Davis Large Cap Value Fund	270,872	1,969,238	302,506	3,985,222
American Funds EuroPacific Growth Fund	59,276	1,633,637	83,532	4,099,970
Oppenheimer Developing Market Fund	99,811	1,585,989	104,972	5,133,606
Baron Growth Fund	**	**	88,222	3,284,051
Other Mutual Funds less than 5%
of the Plan’s net assets		4,665,217		7,443,976
		16,462,535		32,764,202

Guaranteed interest account*	787,820	8,640,504	354,615	3,811,987

Other investments less than 5%
of the Plan's net assets		1,343,882		1,343,878
		$31,443,157		$41,516,192

*	Individual components of the blended funds are included as part of the Mutual Fund and Guaranteed Interest Account totals.
**	Amount was not greater than 5% of net assets for the year.

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STILLWATER MINING COMPANY
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Common stock	$(1,347,539)
Mutual funds	(10,478,369)
$(11,825,908)

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their Employer contributions.

NOTE 5 - RELATED PARTY TRANSACTIONS

MassMutual Retirement Services, the record keeper of the Plan, is a division of MassMutual.  Certain Plan investments are units of a guaranteed interest account where participant contributions are invested in an investment contract maintained by MassMutual (see note 2).  These transactions qualify as exempt party-in-interest transactions.

The Company made matching contributions in Company common stock of $1,502,692 (213,756 shares) during the year ended December 31, 2008.  At December 31, 2008 and 2007, the Plan held $4,805,096 (972,691 shares) and $3,402,414 (352,217 shares), respectively, of common stock; and $191,140 and $193,711, respectively, of interest-bearing cash in a unitized Company stock fund.

At December 31, 2008 and 2007, the Plan had Employer contributions receivable of $120,949 and $119,166, respectively.

At December 31, 2008 and 2007, the Plan held loans from participants totaling $1,338,130 and $1,341,941, respectively.  Interest income on these loans was $128,042 for 2008.

NOTE 6 - TAX STATUS

The Internal Revenue Service issued a determination letter dated December 19, 2007, stating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  The Plan has been amended since the period covered by the determination letter.  However, due to the minimal changes in the design of the Plan through subsequent amendments, the Plan Administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been recorded in the accompanying financial statements.

NOTE 7 – FAIR VALUE MEASUREMENTS

The Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, for all financial assets and liabilities and any other assets and liabilities that are recognized or disclosed at fair value on a recurring basis. The adoption of SFAS No. 157 did not have a material effect on the Plan’s Net Assets Available for Benefits or Changes in Net Assets Available for Benefits.

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STILLWATER MINING COMPANY
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants and also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy within SFAS No. 157 distinguishes among three levels of inputs that may be utilized when measuring fair value: Level 1 inputs (using quoted prices in active markets for identical assets or liabilities), Level 2 inputs (using external inputs other than Level 1 prices such as quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability) and Level 3 inputs (unobservable inputs supported by little or no market activity and based on internal assumptions used to measure assets and liabilities). The classification of each financial asset or liability within the above hierarchy is determined based on the lowest level input that is significant to the fair value measurement as of December 31, 2008.

	Level 1	Level 2	Level 3	TOTALS
Interest Bearing Cash	$191,140	$-	$-	$191,140
Mutual Funds*	16,462,535	-	-	16,462,535
Common Stock	4,805,096	-	-	4,805,096
Guaranteed Interest Acct**	-	-	8,640,504	8,640,504
Participant Loans	-	-	1,338,130	1,338,130
Other	5,752	-	-	5,752
TOTALS	$21,464,523	$-	$9,978,634	$31,443,157

*	Includes amounts of the Mutual Funds held in the Blended Funds
**	Includes amounts of the Guaranteed Interest Account held in the Blended Funds

	Level 3 Assets
	Guaranteed Interest Account**	Participant Loans
Balance, January 1, 2008	$3,811,987	$1,341,941
Unrealized Depreciation	(373,756)	-
Net Activity at Contract Value	5,202,273	-
Loan Repayments and Withdrawals (Net)	-	(3,811)
Balance, December 31, 2008	$8,640,504	$1,338,130

STILLWATER MINING COMPANY
401(K) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	Number of Units/Shares	(d) Cost	(e) Current Value
	PIMCO Total Return Fund	Mutual Fund	281,877	N/A	$2,858,238
	American Funds Growth Fund of America	Mutual Fund	98,253	N/A	1,984,701
	American Funds EuroPacific Growth Fund	Mutual Fund	51,247	N/A	1,412,365
	Oppenheimer Developing Market Fund	Mutual Fund	85,844	N/A	1,364,065
	Davis Large Cap Value Fund	Mutual Fund	186,845	N/A	1,358,361
	Baron Growth Fund	Mutual Fund	39,231	N/A	1,208,719
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	103,116	N/A	857,927
	Oppenheimer Main Street Fund	Mutual Fund	21,279	N/A	468,979
	Northern Trust Indexed Equity Fund	Mutual Fund	53,065	N/A	436,728
	Fidelity Advisor Leverage Company Stock Fund	Mutual Fund	20,902	N/A	358,674
	T. Rowe Price Small Company Value Fund	Mutual Fund	13,211	N/A	115,991

	Stillwater Aggressive Blend:
	American Funds Growth Fund of America	Mutual Fund	13,751	N/A	277,760
	Davis Large Cap Value Fund	Mutual Fund	36,561	N/A	265,796
	PIMCO Total Return Fund	Mutual Fund	21,093	N/A	213,881
	Oppenheimer Main Street Fund	Mutual Fund	6,062	N/A	133,597
	Northern Trust Indexed Equity Fund	Mutual Fund	16,107	N/A	132,565
	Oppenheimer Developing Market Fund	Mutual Fund	5,947	N/A	94,500
	American Funds EuroPacific Growth Fund	Mutual Fund	3,419	N/A	94,225
	Fidelity Advisor Leverage Company Stock Fund	Mutual Fund	4,368	N/A	74,954
	T. Rowe Price Small Company Value Fund	Mutual Fund	6,887	N/A	60,464
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	7,152	N/A	59,504
	Baron Growth Fund	Mutual Fund	1,929	N/A	59,443
*	Guaranteed Interest Account (at contract value)	Insurance Contract	261	N/A	3,052
			158,548		1,469,741
	Stillwater Moderate Blend:
	PIMCO Total Return Fund	Mutual Fund	32,936	N/A	333,975
	American Funds Growth Fund of America	Mutual Fund	6,785	N/A	137,060
	Davis Large Cap Value Fund	Mutual Fund	16,336	N/A	118,764
	Oppenheimer Main Street Fund	Mutual Fund	3,160	N/A	69,654
	Northern Trust Indexed Equity Fund	Mutual Fund	7,194	N/A	59,206
*	Guaranteed Interest Account (at contract value)	Insurance Contract	4,393	N/A	51,180
	Oppenheimer Developing Market Fund	Mutual Fund	2,759	N/A	43,833
	American Funds EuroPacific Growth Fund	Mutual Fund	1,585	N/A	43,689
	T. Rowe Price Small Company Value Fund	Mutual Fund	3,460	N/A	30,381
	Fidelity Advisor Leverage Company Stock Fund	Mutual Fund	1,760	N/A	30,205
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	3,595	N/A	29,908
	Baron Growth Fund	Mutual Fund	969	N/A	29,864
			98,164		$977,719

See Report of Independent Registered Public Accounting Firm
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STILLWATER MINING COMPANY
401(K) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) CONTINUED
DECEMBER 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	Number of Units/Shares	(d) Cost	(e) Current Value
	Stillwater Ultra-Aggressive Blend:
	American Funds Growth Fund of America	Mutual Fund	8,457	N/A	$170,836
	Davis Large Cap Value Fund	Mutual Fund	21,680	N/A	157,612
	Oppenheimer Main Street Fund	Mutual Fund	3,768	N/A	83,051
	Northern Trust Indexed Equity Fund	Mutual Fund	9,098	N/A	74,874
	Oppenheimer Developing Market Fund	Mutual Fund	3,487	N/A	55,406
	American Funds EuroPacific Growth Fund	Mutual Fund	2,005	N/A	55,254
	T. Rowe Price Small Company Value Fund	Mutual Fund	4,381	N/A	38,467
	Fidelity Advisor Leverage Company Stock Fund	Mutual Fund	2,220	N/A	38,093
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	4,547	N/A	37,829
	Baron Growth Fund	Mutual Fund	1,226	N/A	37,764
*	Guaranteed Interest Account (at contract value)	Insurance Contract	40	N/A	472
			80,861		749,658
	Stillwater Conservative Blend:
	PIMCO Total Return Fund	Mutual Fund	54,502	N/A	552,649
*	Guaranteed Interest Account (at contract value)	Insurance Contract	19,008	N/A	221,959
	American Funds Growth Fund of America	Mutual Fund	3,928	N/A	79,354
	Davis Large Cap Value Fund	Mutual Fund	9,450	N/A	68,705
	Oppenheimer Main Street Fund	Mutual Fund	1,567	N/A	34,539
	Northern Trust Indexed Equity Fund	Mutual Fund	4,164	N/A	34,267
	Oppenheimer Developing Market Fund	Mutual Fund	1,774	N/A	28,185
	American Funds EuroPacific Growth Fund	Mutual Fund	1,020	N/A	28,104
	Fidelity Advisor Leverage Company Stock Fund	Mutual Fund	1,355	N/A	23,255
	Baron Growth Fund	Mutual Fund	748	N/A	23,051
	T. Rowe Price Small Company Value Fund	Mutual Fund	1,336	N/A	11,726
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	1,387	N/A	11,538
			100,137		1,117,332
	Stillwater Unitized Stock Fund:
*	Stillwater Mining Company	Common Stock	972,691	N/A	4,805,096
	Interest Bearing Cash		191,140	N/A	191,140
			1,446,638		4,996,236

*	Participant Loans	Interest rates from 5.25% to 10.25%	177	N/A	1,338,130
	Non-Interest Bearing Cash				5,752
*	Guaranteed Interest Account (at contract value)	Insurance Contract	764,128	N/A	8,922,996

					$32,002,312
*	Party-in-interest to the Plan

Note:  Amounts for column (d) are not required as the investments are participant directed.
See Report of Independent Registered Public Accounting Firm

STILLWATER MINING COMPANY
401(K) PLAN

EXHIBIT INDEX

Exhibit	Document
23.1	Consent of Tanner LC, Independent Registered Public Accounting Firm